April 15, 2008

Jill Davis

Branch Chief

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C. 20549-7010

RE:

Jet Gold Corporation

File No. 0-51212

Dear Ms. Davis:

In regards to your letter dated June 15, 2007 in response to Jet’s 20-F Annual Report, I acknowledge on behalf of Jet that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/  Robert Card

Robert Card

Chief Executive Officer

Jet Gold Corporation